UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


                                       SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                    (Amendment No. 3)*

                                     QVC NETWORK, INC.
                                     (Name of Issuer)


                          Common Stock, par value $.01 per share
                              (Title of Class of Securities)

                                        747262 10 3

                                      (CUSIP Number)


                                     Walter H. Alford
                                   BellSouth Corporation
                                1155 Peachtree Street, N.E.
                                     Atlanta, GA 30367
                                      (404) 249-2050
                (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                                     February 1, 1994
                  (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
                                                                 __
               Rule 13d-1(b)(3) or (4), check the following box / /.

                    Check the following box if a fee is being paid with the
                          __
               statement / /. (A fee is not required only if the reporting     _
               person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         Note:  Six copies of this statement, including all
               exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

              *The remainder of this cover page shall be filled out for
               a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                    The information required on the remainder of this cover
               page shall not be deemed to be  filed  for the purpose of
               Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act( but shall be subject to all other provisions of the Act (however, see the Notes).

                            Index to Exhibits on page 6 of 8

                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549


                                          SCHEDULE 13D
                                        (Amendment No. 3)

                                           Statement of

                                       BELLSOUTH CORPORATION

                                  Pursuant to Section 13(d) of the
                                   Securities Exchange Act of 1934

                                            in respect of

                                          QVC NETWORK, INC.

                         This Report relates to the common stock, par value
               $.01 per share (the "Common Stock"), of QVC Network, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D filed by BellSouth Corporation on November 22, 1993, as amended by Amendment No. 1 dated November 23, 1993, and Amendment No. 2 dated December 30, 1993 (the "Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

               Item 3.  Source and Amount of Funds
                        or Other Consideration

                         Item 3 of the Schedule 13D is hereby supplemented and
               amended to include the following information:

                         Pursuant to the February 1 Letter Agreement (defined
               in Item 4 below), BellSouth increased from $1,500,000,000 to $2,000,000,000 its aggregate commitment to purchase Common Stock and Preferred Stock of the Company. BellSouth currently expects that the funds for the acquisition of the above-described equity securities of the Company will be provided through working capital, bank borrowings or issuances of commercial paper.

               Item 4.  Purpose of Transaction

                         Item 4 of the Schedule 13D is hereby supplemented and
               amended to include the following information:

                          In connection with the Company's proposed
               acquisition of Paramount and pursuant to the Letter Agreement dated February 1, 1994 (including the attached term sheet) (the "February 1 Letter Agreement"), among, the Company, Advance, BellSouth, Comcast and Cox, BellSouth has agreed, among other things, to amend the BellSouth Commitment Letter to provide that BellSouth, subject to the terms and conditions of the BellSouth Commitment Letter, has committed to purchase
               (i) 19,230,769 shares of the Common Stock at price of $52 per share for an aggregate purchase price of $1,000,000,000, (ii) 11,904,762 shares of Common Stock at a price of $42 per share for an aggregate purchase price of $500,000,000, and
               (iii) 500,000 shares of Preferred Stock at a price of $1,000 per share, for an aggregate purchase price of $500,000,000. Previously, BellSouth had committed to purchase (i) 8,333,333 shares of Common Stock at a price of $60 per share for an aggregate purchase price of $1,000,000,000 and (ii) 500,000 shares of Preferred Stock at a price of $1,000 per share, for an aggregate purchase price of $500,000,000.

                         The description contained herein of the February 1
               Letter Agreement is qualified in its entirety by reference to the text of such document, which is filed as an Exhibit to this Report and is hereby incorporated by reference herein.

                         Notwithstanding anything contained herein but subject
               to its contractual obligations and applicable regulatory requirements, BellSouth Corporation has reserved the right, depending on all relevant factors, to purchase additional securities of the Company, to dispose of securities of the Company or to change its intention with respect to any and all of the matters as referred to in Item 4 of this Report.

               Item 6.   Contracts, Arrangements, Understandings
                         or Relationships with Report to the
                         Securities of the Issuer

                         Item 6 is hereby supplemented and amended to include
               the following information:

                         See Item 4 for a description of certain terms of the
               February 1 Letter Agreement which is filed as an Exhibit to this Report and is incorporated by reference herein.

               Item 7.   Material To Be Filed as Exhibits

                         Item 7 of the Schedule 13D is hereby supplemented and
               amended by adding the following information thereto:

                         8. Letter Agreement dated February 1, 1994, among Comcast Corporation, Cox Enterprises, Inc., Advance Publications, Inc., BellSouth Corporation and QVC Network, Inc.

                                          SIGNATURE


                         After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information in this statement is true, complete and correct.

               Dated:  February 2, 1994


                                             BELLSOUTH CORPORATION

                                             By: /s/ Arlen G. Yokley
                                                 ______________________
                                                 Name:  Arlen G. Yokley
                                                 Title: Vice President,
                                                 Secretary and Treasurer

                                      INDEX OF EXHIBITS



                                                      Page Number
                Exhibit                               in Sequentially
                Number              Title             Numbered Statement

                   8.      Letter Agreement dated              7
                           February 1, 1994, among
                           Comcast Corporation, Cox
                           Enterprises, Inc.,
                           Advance Publications,
                           Inc., BellSouth
                           Corporation and QVC
                           Network, Inc.

                                     QVC NETWORK, INC.
                                   1365 Enterprise Drive
                                   Goshen Corporate Park
                                   West Chester, PA 19380

                                      February 1, 1994


               Gentlemen:

                    Reference is made to the Equity Commitment Letter, dated
               November 11, 1993, by and among QVC Network, Inc. Cox Enterprises, Inc., and to the BellSouth Commitment Letter, dated November 19, 1993, by and between QVC and BellSouth Corporation, in connection with the proposed acquisition of Paramount Communications Inc., ("Paramount"). The parties hereto agree to the terms of the offer to purchase 50.1% of the common stock of Paramount and the proposed second-step merger of QVC and Paramount, both as described in the attached Term Sheet (the "Term Sheet"). The parties hereto also agree to amend the Commitment letters referred to above as described in the Term Sheet.


                                             Sincerely,


                                             QVC NETWORK, INC.

                                             By:  /s/ Neal S. Grabell
                                                 _____________________

               Acknowledged and Agreed to:

               ADVANCE PUBLICATIONS, INC.

               By: /s/ Donald E. Newhouse
                   __________________________


               BELLSOUTH CORPORATION

               By: /s/ Charles C. Miller, III
                   ___________________________


               COMCAST CORPORATION

               By: /s/ Stanley L. Wang
                   ___________________________


               COX ENTERPRISES, INC.

               By: /s/ James C. Kennedy
                   ___________________________

                                       TERM SHEET


            Term to Outside Investors

            Common Stock                 BellSouth to purchase
                                         additional $500 million at $42
                                         per share

                                         All Investors reset previously
                                         committed purchases of Common
                                         stock to $52

            Convertible Preferred        Conversion price to be lowered
            Series E:                    to $55 per share; other terms
                                         unchanged

            Investor Stock Options:      Remain at $60 per share

            Revised Bid Structure

            Financing Sources:           BellSouth to purchase an
                                         additional $500 million of
                                         common stock as described
                                         above

                                         QVC to raise an additional
                                         $250 million through
                                         additional bank borrowings

            Uses: $250 million to replace same amount of liquidation preference in QVC merger preferred (new ratio to be
                                         .2386 per Paramount Share)

            Tender Offer:                Increased to $104 per
                                         Paramount Share

            Warrant:                     No Changes.

                             (212) 474-1582

                                            February 2, 1994


                             QVC Network, Inc.
                           Schedule 13D Amendment


  Dear Sirs:

            On behalf of our client BellSouth Corporation, enclosed for electronic filing with the Securities and Exchange Commission pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 and Rule 13d-2 promulgated thereunder is Amendment No. 3 to the Schedule 13D filed by BellSouth Corporation with respect to the common stock, par value $.01 per share, of QVC Network Inc. (the "Securities"). A copy of the Amendment is being delivered by certified mail to QVC Network, Inc. and the NASDAQ - National Market System, which is the only exchange on which the Securities are listed.


                                Very truly yours,



                                Kurt J. Berney

  Securities and Exchange Commission
     450 Fifth Street
        Washington, D.C. 20549

Encls.

60A